Exhibit 99.2

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

AUDITORS’ REPORT

To the Board of Directors of Algonquin Power & Utilities Corp. (formerly Algonquin Power Income Fund):

We have audited the consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, deficit, comprehensive income/(loss) and accumulated other comprehensive income/(loss), for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2009, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 23, 2010

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Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the year ended December 31, 2009 and December 31, 2008

Algonquin Power & Utilities Corp

Consolidated Balance Sheets

(thousands of Canadian dollars)

	2009	2008
		Restated see note 2(b))
ASSETS
Current assets:
Cash	$2,796	$5,902
Short term investments (note 1(c))	40,010	—
Accounts receivable	20,484	26,600
Prepaid expenses	4,674	2,832
Income tax receivable	1,143	1,538
Current portion of future tax asset	14,566	—
Current portion of notes receivable	521	485

	84,194	37,357
Long-term investments and notes receivable (note 6)	24,029	27,954
Future non-current income tax asset (note 14)	61,219	2,894
Property, plant and equipment (notes 2(b) and 7)	749,350	805,350
Intangible assets (note 8)	85,929	97,398
Restricted cash	4,316	5,295
Deferred financing costs	200	243
Other assets (notes 2(b), 4(a) and 5)	4,176	2,024

	$1,013,413	$978,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$33,219	$34,074
Distributions / dividends payable	1,857	1,587
Current portion of long-term liabilities (note 10)	3,360	3,235
Current portion of other long-term liabilities (note 12)	1,025	1,001
Current portion of derivative liabilities (note 9)	5,775	8,438
Current income tax liability	5	541
Current portion of deferred credits	10,500	—
Future income tax liability (note 14)	913	1,191
	56,654	50,067

Long-term liabilities (notes 10)	241,412	293,590
Convertible debentures (note 11)	173,257	140,427
Other long-term liabilities (note 12)	25,228	28,859
Future non-current income tax liability (note 14)	79,914	85,804
Derivative liabilities (note 9)	3,920	25,116
Deferred credits (note 3)	39,379	—
Non controlling interest (note 13)	—	12,548
Shareholders’ equity:
Shareholders’ capital (notes 3 and 13)	787,037	722,215
Deficit	(344,676)	(358,669)
Accumulated other comprehensive loss	(48,712)	(21,442)

	393,649	342,104

Commitments and contigencies (note 18)
	$1,013,413	$978,515

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

Director	Director

Algonquin Power & Utilities Corp

Consolidated Statements of Operations

(thousands of Canadian dollars, except per unit amounts)

	2009	2008
Revenue:
Energy sales	$130,436	$158,508
Waste disposal fees	14,468	15,706
Water reclamation and distribution	38,513	35,233
Other revenue (note 24)	3,848	4,349

	187,265	213,796

Expenses
Operating	102,736	120,479
Amortization of property, plant and equipment	38,578	36,541
Amortization of intangible assets	7,305	7,305
Management costs (note 17)	850	893
Administrative expenses	10,712	9,419
(Gain) / loss on foreign exchange	(1,261)	4,018

	158,920	178,655

Earnings before undernoted	28,345	35,141
Interest expense	21,387	26,288
Interest, dividend income and other income (note 23)	(6,401)	(7,023)
Write down of property, plant and equipment (note 7)	5,354	—
Write down of note receivable (note 6)	1,103	—
(Gain) / loss on derivative financial instruments (note 15)	(17,318)	37,748

	4,125	57,013

Earnings from operations before income taxes, non-controlling interest and corporatization costs	24,220	(21,872)
Management internalization costs (note 16)	4,693	—
Other corporatization costs (note 3)	3,460	—

Earnings/(loss) before income taxes and non-controlling interest	16,067	(21,872)
Income tax expense (recovery) (note 14)
Current	397	(184)
Future	(18,324)	492

	(17,927)	308

Non-controlling interest in earnings (loss) of subsidaries	2,737	(3,142)

Net earnings / (loss)	$31,257	$(19,038)

Basic net earnings / (loss) per share (note 22)	$0.39	$(0.25)
Diluted net earnings / (loss) per share (note 22)	$0.39	$(0.25)

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp

Consolidated Statements of Cash Flows

(thousands of Canadian dollars)

	2009	2008
Cash provided by (used in):
Operating Activities:
Net earnings / (loss)	$31,257	$(19,038)
Items not affecting cash:
Amortization of property, plant and equipment	38,578	36,541
Amortization of intangible assets	7,305	7,305
Other amortization	1,441	1,130
Distributions received in excess of equity income	1,991	680
Future income taxes / (recovery)	(18,324)	492
Gain on sale of land	(1,451)	—
Gain on sale of note receivable and other assets	—	(918)
Write down of property, plant and equipment	5,354	—
Write down of note receivable	1,103	—
Inducement expense on convertible debenture conversion	1,252	—
Management internalization costs	4,693	—
Unrealized (gain) / loss on derivative financial instruments	(23,106)	42,426
Minority interest	2,737	(3,142)
Unrealized foreign exchange (gain) / loss	(1,503)	6,018

	51,327	71,494
Changes in non-cash operating working capital (note 21)	(1,305)	5,729

	50,022	77,223
Financing Activities:
Cash distributions / dividends (note 20)	(19,043)	(66,108)
Cash distributions to non-controlling interest (notes 17 and 20)	(809)	(1,996)
Common share issue, net of costs	21,180	—
Convertible debenture issue, net of costs	57,975	—
Repayment / (advance) Trustee loans	218	(218)
Deferred financing costs	(109)	(463)
Increase in long-term liabilities	23,000	64,300
Decrease in long-term liabilities	(69,175)	(55,873)
Increase / (decrease) in other long-term liabilities	(5,870)	5,314

	7,367	(55,044)
Investing Activities:
Decrease in restricted cash	343	1,787
Increase in short-term investments	(39,995)	—
Decrease/ (increase) in other assets	(2,774)	637
Receipt of principal on notes receivable	448	517
Increase in long-term investments (note 4(b))	(87)	(191)
Proceeds from liquidation of Highground assets (Note 4(c))	983	—
Proceeds from sale of land	2,502	—
Proceeds from sale on note receivable	—	2,954
Net additions to property, plant and equipment	(10,916)	(45,561)
Acquisition of Highground	—	20,617
The unit exchange transaction (note 3)	(10,813)	—
Acquisitions of operating entities	—	(8,274)

	(60,309)	(27,514)
Effect of exchange rate differences on cash	(186)	876

Increase / (decrease) in cash	(3,106)	(4,459)
Cash, beginning of the period	5,902	10,361

Cash, end of the period	$2,796	$5,902

	—	—
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$19,956	$26,160
Cash paid / (received) during the period for income taxes	$873	$1,336

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp

Consolidated Statement of Deficit

(thousands of Canadian dollars)

	2009	2008
		Restated (see note 2(b))
Balance, beginning of period, as orginally reported	$(358,669)	$(284,463)
Changes in accounting policies (note 2(b)	—	878
Adjustments relating to adoption of EIC 173 without restatement of prior periods (note 2(c))	2,048	—

Balance, beginning of period as restated	(356,621)	(283,585)
Net earnings	31,257	(19,038)
Distributions / dividends	(19,312)	(56,046)

Balance, end of period	$(344,676)	$(358,669)

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp

Consolidated Statements of Comprehensive Income / (Loss) and

Accumulated Other Comprehensive Income / (Loss)

(thousands of Canadian dollars)

	2009	2008
Net earnings / (loss)	$31,257	$(19,038)

Other comprehensive income /(loss):
Forward exchange contracts settled in the period (note 1(o))	(1,789)	(3,173)
Translation of self sustaining foreign operations (note 1(l))	(25,481)	25,621

Other comprehensive income / (loss)	(27,270)	22,448

Total comprehensive income / (loss)	$3,987	$3,410

Accumulated other comprehensive loss:
Balance, beginning of the period	$(21,442)	$(43,890)
Other comprehensive income / (loss)	(27,270)	22,448

Balance, end of the period	$(48,712)	$(21,442)

See accompanying notes to consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership, of power generation and infrastructure facilities, through investments in securities of subsidiaries including limited partnerships and other trusts which carry on these businesses. The activities of the subsidiaries may be financed through equity contributions, interest bearing notes and third party project debt as described in the notes to the consolidated financial statements.

On October 27, 2009, Algonquin Power Income Fund (the “Fund”) completed a reverse take-over transaction (the “Transaction”) of Hydrogenics Corporation (“Hydrogenics”) which resulted in the Fund’s Unitholders becoming shareholders in Hydrogenics which was immediately renamed Algonquin Power & Utilities Corp. As a result, the Fund itself became a wholly owned subsidiary of APUC. The transaction did not result in any change to the underlying business operations of the Fund. For accounting purposes APUC is considered a continuation of the Fund and as such, these consolidated financial statements follow the continuity of interests method of accounting. The Transaction and its accounting treatment are more fully described in note 3.

Up to December 21, 2009, the Fund was managed by Algonquin Power Management Inc. (“APMI”) (see note 16).

APUC’s power generation business unit conducts business under the name Algonquin Power. Algonquin Power owns 42 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 400 MW of installed electrical generation capacity. APUC’s Water Utility Services business unit conducts business under the name of Liberty Water. Liberty Water owns 17 regulated utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois. These utility operating companies are regulated investor-owned utilities subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The utilities use a historic test year in the establishment of rates for the utility and pursuant to this method the determination of the rate of return on approved rate base and deemed capital structure, together with all reasonable and prudent costs, establishes the revenue requirement upon which each utility’s customer rates are determined.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies:

(a)	Basis of consolidation:

The accompanying audited consolidated financial statements of APUC have been prepared according to Canadian generally accepted accounting principles (“GAAP”), applied on a consistent basis, and includes the accounts of APUC and its wholly owned subsidiaries and variable interest entities where the Company is the primary beneficiary.

Intercompany transactions and balances have been eliminated.

(b)	Cash:

Cash consists of cash deposited at banks.

(c)	Short Term Investments:

Short term investments, consist of money market instruments with maturities in January 2010 and are recorded at cost, which approximates current market value. Included in short term investments is an investment of $10,000 which is denominated in US $.

(d)	Restricted cash:

Cash reserves segregated from APUC’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. APUC cannot access restricted cash without the prior authorization of parties not related to APUC.

(e)	Property, plant and equipment:

Property, plant and equipment, consisting of land, facilities and equipment, are recorded at cost. The costs of acquiring or constructing facilities together with the related interest costs during the period of construction are capitalized. Interest costs capitalized for Liberty Water’s utilities also include the allowance for equity funds used during construction (note 2(b)).

Improvements that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

The facilities and equipment, which include the cost of major overhauls, are amortized on a straight-line basis over their estimated useful lives. For facilities these periods range from 15 to 40 years. Facility equipment and overhaul costs are amortized over 2 to 10 years.

(f)	Intangible assets:

Power purchase contracts acquired are amortized on a straight-line basis over the remaining term of the contract. These periods range from 6 to 25 years from date of acquisition.

Customer relationships are amortized on a straight-line basis over 40 years.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(g)	Impairment of long-lived assets:

APUC reviews property, plant and equipment and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to expected future cash flows. If the carrying amount exceeds the expected future cash flows, the asset is written down to its fair market value.

(h)	Other long-term liabilities:

Other long-term liabilities include advances in aid of construction. Certain of APUC’s water and wastewater utilities are provided with advances through contributions from customers, real estate developers and builders for water and sewage main extensions in order to extend water and sewer service to their properties. The amounts advanced are generally repayable over a prescribed period based on revenues generated by the housing or development in the area being developed as new customers are connected to and take service from the utilities. Generally, advances not refunded within the prescribed period are not required to be repaid. The estimated amount of contributions that are ultimately not refunded is credited to Property, plant and equipment. APUC also receives contributions in aid of construction with no repayment requirements in which case the full amount is immediately treated as a capital grant and netted against property, plant and equipment.

The estimated amount of contributions that are expected to be ultimately refunded is recorded as Advances in Aid of Construction in other long-term liabilities.

Other long-term liabilities also include deferred water rights. Deferred water rights result from a hydroelectric generating facility which has a fifty year water lease with the first ten years of the water lease requiring no payment which is a form of lease inducement. An annual average rate for water rights was estimated for the entire life of the lease and that average rate is being expensed over the lease term. The result of this policy is that the deferred water rights inducement amount recorded in the first ten years is being drawn down in the last forty years.

Other long term liabilities also include customer deposits. Customer deposits result from the Liberty Water’s utilities’ obligation by its respective state regulator to collect a deposit from each customer of its facilities when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.

(i)	Deferred costs:

Deferred costs consist of the costs of arranging the Fund’s credit facility.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(j)	Long-term investments:

Investments in which APUC has significant influence but not control or joint control are accounted using the equity method. APUC records its share in the income or loss of its investees in interest, dividend and other income in the consolidated statement of operations and deficit. All other equity investments and notes receivable where APUC does not have significant influence or control are accounted for under the cost method. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in value and additional investments.

(k)	Recognition of revenue:

Revenue derived from energy sales, which are mostly under long-term power purchase contracts, is recorded at the time electrical energy is delivered.

Water reclamation and distribution revenues are recorded when processed or delivered to customers.

Revenue from waste disposal is recognized on actual tonnage of waste delivered to the plant at prices specified in the contract. Certain contracts include price reductions if specified thresholds are exceeded. Revenue for these contracts are recognized based on actual tonnage at the expected price for the contract year and any amount billed in excess of the expected rate is deferred.

Interest from long-term investments is recorded as earned.

(l)	Foreign currency translation:

APUC’s policy for translation of foreign operations depends on whether the foreign operations are considered integrated or self-sustaining. APUC’s foreign operations, other than Liberty Water, are considered integrated and translated into Canadian dollars using the temporal method whereby current rates of exchange are used for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities and average rates of exchange for revenues and expenses, except amortization which was translated at the rates of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments were included in income.

Liberty Water’s utilities are considered self-sustaining foreign operations since the preponderance of operating, financing and investing transactions are denominated in U.S. dollars. These self-sustaining operations are translated into Canadian dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date while revenues and expenses are converted using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements are reported as a component of Other Comprehensive Income in the Consolidated Statement of Comprehensive Income.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(m)	Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in amortization expense on the Consolidated Statements of Operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statements of Operations. Actual expenditures incurred are charged against the accumulated obligation. Based on the APUC’s assessments the Company does not have any significant asset retirement obligations and therefore no provision for retirement obligations has been recorded in 2009 and 2008.

(n)	Income taxes:

Income taxes are accounted for using the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

The operations of the APUC are complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which it operates are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company recognizes income tax benefits of uncertain tax filing positions when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized.

A valuation allowance is recorded against future tax assets to the extent that it is considered more likely than not that the future tax asset will not be realized.

(o)	Financial instruments

APUC has classified its cash, short term investments, accounts receivable, restricted cash, accounts payable and accrued liabilities and distribution / dividend payable as held-for-trading, which are measured at fair value. Notes receivable are classified as loans and receivables, which are measured at amortized cost as there is no liquid market for these investments. Long-term liabilities, convertible debentures, and other long-term liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method. APUC reviews the fair market value of financial instruments on a regular basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable an impairment loss is recognized.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(o)	Financial instruments: (continued)

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception. Transaction costs for items classified as held-for-trading are expensed immediately. Costs considered as commitment fees paid to financial institutions are recorded in deferred costs, and amortized on a straight-line basis over the term of the debt facility.

APUC has entered into forward foreign exchange contracts as one method of managing its exposure to the US dollar as significant cash flows are generated in the US. Under these forward exchange contracts, APUC sells specific amounts of currencies at predetermined dates and exchange rates. Cash flows from these instruments are matched to the related anticipated operational cash flows. These contracts are measured at fair value and the change in fair value is included in the Consolidated Statements of Operations.

At December 31, 2006, APUC ceased designating its foreign exchange contracts as hedges and recorded the fair value of those contracts of $11,167 as derivative assets and deferred credits. Upon the adoption of the new standards on financial instruments on January 1, 2007, the deferred credits balance of $11,167 was transferred into Accumulated Other Comprehensive Income. The balances from Accumulated Other Comprehensive Income are released as the contracts are settled. At December 31, 2009 there are no longer any amounts remaining in accumulated other comprehensive income related to these foreign exchange contracts (2008 – a gain of $1,789).

In 2006, a wholly owned subsidiary of APUC, Algonquin (AirSource) Power LP (“Airsource”), entered into a fixed for floating interest rate swap until September 2015 in a notional amount which corresponds to the outstanding balance of the Airsource credit facility in order to reduce the interest rate variability on its senior debt facility. APUC has elected not to use hedge accounting for the swap transaction and records the fair value of the swap on the Consolidated Balance Sheets. Any gain or loss in fair value is recognized in the Consolidated Statements of Operations.

(p)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment and intangible assets, the recoverability of notes receivable and long-term investments, the recoverability of future tax assets, the portion of advances in aid of construction payments that will not be repaid, assessments of asset retirement obligations, and the fair value of financial instruments and derivatives. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Adoption of new accounting standards and recent accounting pronouncements

(a)	CICA Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, APUC has adopted the CICA Handbook Section 3064, Goodwill and intangible assets. Section 3064 states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. This section also provides further information on the recognition of internally generated intangible assets. As for subsequent measurement of intangible assets, goodwill, and disclosure, Section 3064 carries forward the requirements of the old Section 3062, Goodwill and Other Intangible Assets. The effect of adopting Section 3064 resulted in no changes to the consolidated financial statements of APUC.

(b)	Accounting for rate regulated operations

Effective October 1, 2009, APUC retrospectively adopted rate regulated accounting for Canadian GAAP reporting in its Liberty Water utilities following the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under Canadian GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Items to which regulatory accounting requirements apply include deferred rate case costs, and capitalization of allowance for equity funds used during construction of regulated capital projects.

Deferred rate case costs relate to costs incurred by the APUC’s utilities to file, prosecute and defend rate case applications and which the utility expects to receive prospective recovery through its rates approved by the regulators. Under ASC 980 these costs are capitalized and amortized over the period of rate recovery granted by the regulator while they are expensed under Canadian GAAP for non-regulated entities.

Under ASC 980, allowance for funds used during construction projects included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. It represents the cost of borrowed funds (allowance for borrowed funds used during construction) and a return on other funds (allowance for equity funds used during construction). Prior to the adoption of ASC 980, APUC capitalized interest costs directly attributable to the construction of these assets but did not capitalize the allowance for equity funds used during construction projects.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Adoption of new accounting standards and recent accounting pronouncements (continued)

(b)	Accounting for rate regulated operations (continued)

The effect of adopting rate regulated accounting on previously reported amounts is as follows:

	Year-ended December 31, 2008
	Balance as previously reported	Adjustment	Balance as restated
Other assets	971	1,053	2,024
Property plant and equipment	804,965	385	805,350
Future tax asset	3,304	(410)	2,894
Future income tax liability	85,654	150	85,804
Deficit	(359,547)	878	(358,669)

The impact on earnings for the year ended December 31, 2009 was not material.

(c)	EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, APUC adopted EIC 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which clarifies that the credit risk of counterparties should be taken into account in determining the fair value of derivative instruments. EIC 173 has been applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value. The impact of adopting EIC 173 was a decline of $2,542 to the recorded amount of the financial derivative liability and an increase of $494 in future income tax liability at December 31, 2008 and a $2,048 decrease in deficit.

(d)	CICA Handbook Section 3862 - Financial Instruments Disclosure

Effective for the 2009 annual reporting period, the Company adopted amendments to the CICA Handbook Section 3862, Financial Instruments Disclosure. This amended section improves financial instrument fair value measurement and liquidity risk management disclosures. The amendments require an entity to classify fair value measurements using a fair value hierarchy in levels ranging from 1 to 3 that reflect the significance of the inputs used in making these measurements. Level 1 represents fair value measurements for which the inputs are quoted prices in active markets for identical assets or liabilities. Level 2 represents inputs other than quoted prices that are observable either directly or indirectly. Level 3 represents inputs that are not based on observable market data. The use of observable and unobservable inputs is reflected in the fair value hierarchy assessment. The availability of observable inputs can vary based upon the financial instrument and a variety of factors, such as the instrument type, market liquidity, and other specific characteristics particular to the financial instrument. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment by management. The amendments also provide clarification about the required liquidity risk disclosures. Upon application by the Company, the fair value hierarchy level used in the determination of the fair market value of its derivative liabilities has been disclosed in Notes 19 and 26.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Unit for share exchange (the “Unit Exchange Offer”)

In order to effect a change in business structure from an income trust to a corporation, on October 27, 2009 the Fund’s unitholders exchanged 100% of the outstanding trust units of the Fund for a new class of common shares (“New Common Shares”) APUC, (formerly Hydrogenics Corporation or Hydrogenics), on a one for one basis. Immediately prior to this exchange, under a Plan of Arrangement, Hydrogenics transferred all of its operations and substantially all its assets and liabilities to a newly created company (“New Hydrogenics”). The pre-existing publicly traded shares of Hydrogenics were contemporaneously redeemed for shares of New Hydrogenics and thus the pre-existing publicly traded shares of Hydrogenics no longer exist. As a result of the Unit Exchange Offer, APUC paid New Hydrogenics $10,813 and has accrued an additional amount of $494 as a final closing adjustment. The transaction resulted in the Unitholders of the Fund indirectly holding their interest in the Fund as shareholders of APUC. Excluding shares issued under the CD Exchange Offer (as defined and described below), the number of common shares of APUC outstanding immediately after completion of the Unit Exchange Offer is exactly the same as the number of the Fund’s trust units outstanding immediately before the Unit Exchange Offer.

Accounting treatment of the Unit Exchange Offer

The Unit Exchange Offer is required to be accounted for as a change in business form using the continuity of interests method of accounting in accordance with Emerging Issues Committee abstract 170, “Conversion of an Unincorporated Entity to an Incorporated Entity”. Under the continuity of interests method of accounting, the transfer of the assets, liabilities and equity of the Fund to APUC are recorded at their net book values as at the effective date of the Transaction. As a result, for accounting purposes, APUC is required to be accounted for as though it were a continuation of the Fund but with its capital reflecting the exchange of APUC Shares for Trust Units and therefore certain terms such as shareholder/unitholder, dividend/distribution and share/unit may be used interchangeably throughout these consolidated financial statements. For the periods reported up to the effective date of the Unit Exchange Offer, all payments to unitholders were in the form of trust unit distributions, and after that date all payments to shareholders are in the form of dividends.

Comparative figures presented in the consolidated financial statements of APUC include all amounts previously reported by the Fund. In addition, a future tax asset of $66,954 related to the tax attributes of Hydrogenics Corporation was recognized on the transaction date. These tax attributes have been recognized to the extent management believes they are more likely than not to be realized. The excess of the carrying amount of the tax attributes recorded over the consideration paid to New Hydrogenics was reflected as a deferred credit of $55,647 on the transaction date to be recognized in income as an income tax expense recovery as the future income tax assets are utilized. As a result of the corporatization transaction, APUC also recorded an increase to future tax liabilities. This adjustment reflects the tax impact of recording future tax assets and liabilities for temporary differences that are reversing or settling prior to 2011 which were previously not recorded since prior to the transactions these temporary difference reversals were not previously expected to be taxed in the Fund.

APUC expensed corporatization costs of $3,460 during 2009 in relation to the Unit Exchange Offer.

Contemporaneously with the Unit Exchange Offer a convertible debenture exchange offer (“the CD Exchange Offer) was made by APUC to debentureholders of the Fund. The CD Exchange Offer is more fully described in note 11.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

4.	Acquisitions

(a)	Future acquisition of electrical generation and regulated distribution utility

In 2009, APUC entered into an agreement to co-acquire an electrical generation and regulated distribution utility through a strategic partnership with Emera Inc. (“Emera”). APUC and Emera each own 50% of the newly formed California Pacific Electric Company (“Calpeco”), which has agreed to acquire the California-based electricity distribution and related generation assets (the “California Utility”) of NV Energy, Inc. for a purchase price of approximately US $116 million, subject to certain working capital and other closing adjustments. APUC and Emera will jointly own and operate the California Utility through Calpeco. The California Utility currently provides electric distribution service to approximately 47,000 customers in the Lake Tahoe region. The transaction is subject to state and federal regulatory approval which is expected to occur in the later part of 2010.

As an element of the strategic partnership, Emera has also agreed to a conditional treasury subscription of approximately 8.5 million shares of APUC at a price of $3.25 per share. Delivery of the shares under the subscription receipts is conditional on and is planned to occur simultaneously with the closing of the acquisition of the California Utility. The proceeds of the subscription receipts are to be utilized to fund a portion of the cost of acquisition of the California Utility.

As of December 31, 2009, APUC has incurred costs of $1,084 related to the strategic partnership with Emera. These costs are recorded as deferred transaction costs and are included in other assets on the Consolidated Balance Sheet.

(b)	Entrada Del Oro Sewer Company

In 2008, the Company entered into an agreement to acquire the shares of Entrada Del Oro Sewer Company located in Arizona, for $707 (US$670).

In accordance with the purchase and sale agreement, APUC is required to make additional payments to the previous owners for each additional customer connected to the utility. These payments continue until 2018. As of December 31, 2009, APUC has paid $87 (U.S. $78) (2008 - $nil) as a growth premium, and increased long term investments and notes receivable by a similar amount.

(c)	Highground Capital Corporation

On August 1, 2008, the Fund issued 3,507,143 trust units pursuant to an agreement entered into on June 27, 2008 between the Company, Highground Capital Corporation (“Highground”) and CJIG Management Inc. (“CJIG”), which is the manager of Highground and a related party of the Company controlled by the shareholders of APMI. Under the agreement, CJIG acquired all of the issued and outstanding common shares of Highground and APUC issued 3,507,143 trust units of the Fund of which 3,065,183 trust units were received by Highground shareholders as part of the transaction with the remaining trust units being retained by CJIG.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

4.	Acquisitions (continued)

(c)	Highground Capital Corporation (continued)

The Company’s final consideration to be received for the trust units issued is dependent on the proceeds realized from liquidation of certain Highground investments. The Company’s final consideration will be equal to the lesser of (a) $26,970 plus 50% of the amount, if any, of the value of the assets formerly owned by Highground after payment of the transaction costs is in excess of $26,970 and (b) the value of all of the assets formerly owned by Highground after payment of the transaction costs, with the value of any non-cash securities received by the Company being determined through negotiation between the Directors of the Company and CJIG.

The Fund initially recorded the units issued at their fair value of $7.69 per unit which, net of transaction costs of $767, resulted in proceeds of the units being initially recorded at a value of $26,203. By December 31, 2009, the Company has received consideration and issued trust units as follows:

Consideration received:
Cash received in 2008	$20,617
Cash received in 2009	983
Twin Falls Note Receivable	793
Retirement of certain long term liabilities of the Fund:
AirSource Development Note Receivable	1,600
AirSource Participation Agreement	1,400
Brampton Co-generation Inc. capital lease receivable	1,793

$27,186

Trust units issued:
Trust units issued	$27,953
Transaction costs	(767)

$27,186

During 2009, APUC received $983 from CJIG as APUC’s share of the 50% of additional proceeds from the further liquidation of the assets held by Highground in excess of $26,970. This has been recorded as an increased amount assigned to the trust units originally issued.

The remaining investments, formerly held by Highground, currently consist of two non-liquid debt assets having a book value of $2,400. APUC’s 50% share of any additional proceeds from liquidation of the remaining Highground assets will be recorded as additional proceeds when received from CJIG in future periods.

Included in transaction costs is a fee of $240 paid to APMI in respect of its role in completing the transaction (see note 17).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

4.	Acquisitions (continued)

(d)	Campbellford Partnership

On April 2, 2008, the Company acquired the remaining 50% interest in the Campbellford Partnership not already owned by the Company for net cash consideration of $7,149. The Campbellford Partnership owns a 4 megawatt hydroelectric generating station on the Trent River near Campbellford, Ontario. The acquisition has been accounted for as a step acquisition using the purchase method of accounting. Under the purchase method total assets, liabilities and earnings from operations of the Campbellford partnership are included in the Company’s consolidated financial statements since the date of acquisition.

The consideration paid by the Company has been allocated to net assets acquired as follows:

Working capital (net of cash received of $233)	$128
Reserve funds	112
Plant and equipment	8,114
Intangible asset	969
Future income tax liability	(2,174)

Total cash consideration	$7,149

The intangible asset represents the value of the power purchase agreement with Ontario Electricity Financial Corporation. This asset will be amortized over its expected useful life of 11 years.

(e)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

In 2009, APUC entered into definitive agreements to purchase certain electrical generating facility assets including 36.8MW of hydroelectric generating capacity located in New Brunswick and Maine. The acquisition consists of three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. The acquisition also includes five thermal generating stations and certain regulated NB ISO transmission lines located in proximity to the generating facilities. On January 13, 2010, APUC completed the acquisition after satisfying the conditions of the acquisition including regulatory approval for a total cost of approximately $40,000, subject to closing adjustments. The acquisition will be financed out of the Short Term Investments. As of December 31, 2009, APUC incurred costs of $390 related to this acquisition. These costs are recorded as deferred transaction costs and are included in other assets on the consolidated balance sheet.

In connection with the Tinker Acquisition, on February 4, 2010, APUC acquired a related energy services business for a total cost of approximately $1,000. The energy services business retails the electrical generation of the Tinker Acquisition to commercial and industrial customers in northern Maine.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

4.	Acquisitions (continued)

In accordance with the purchase and sale agreements of Rio Rico Utilities (“Rio Rico”), the Company has been required to make additional payments to the previous owners for each additional customer connected to the facilities.

The amounts paid in accordance with these agreements are as follows:

	2009	2008
Rio Rico	$—	$418

	$—	$418
In United States dollars	$—	$405

As of December 31, 2009 APUC accrued $nil (2008 - $418) as a growth premium, these payments ended in 2008.

5.	Other Assets

Other assets consist of the following:

	2009	2008
Regulatory assets	$1,713	$1,155
Wind development assets	788	709
Deferred transaction costs - California Utility (note 4(a) )	1,084	—
Tinker Acquisition (note 4 (e))	390	—
Other	201	160

	$4,176	$2,024

Regulatory assets are comprised of deferred rate case costs relate to costs incurred by APUC’s utilities to file, prosecute and defend rate case applications and which the utility expects to receive prospective recovery through its rates approved by the regulators. These costs are amortized over the period of rate recovery granted by the regulator.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Long-term investments and notes receivable

Long-term investments and notes receivable consist of the following:

	2009	2008
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$8,344	$9,364
25% of Class B non-voting shares of Cochrane Power Corporation	6,544	7,379
45% partnership interest in the Algonquin Power (Rattle Brook) Partnership	3,827	3,881
Investment in Entrada Del Oro (note 4 (b))	709	820
12.1% interest in Tranche A and Tranche B term loan issued by Chapais Énergie, Société en Commandite The loans bear interest at the rate of 10.789% and 4.91%, respectively	3,701	4,034
Airlink Advance (note 17)	666	818
Note Receivable - Twin Falls. The note bears interest at the rate of 6.75%	759	783
Other	—	1,359

	24,550	28,438
Less: current portion	(521)	(485)

Total long term investments and notes receivable	$24,029	$27,953

The above notes are secured by the underlying assets of the respective facilities.

In 2009, APUC wrote off the remaining $1,103 (US - $999) principle balance of the note receivable related to its land fill gas facility which was previously recorded in other long term investments. The balance at December 31, 2009 was $nil.

In 2008, APUC sold its interest in the Brooklyn power generating facility for cash proceeds of $2,954 and recorded $918 as a gain on sale.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Property, plant and equipment

Property, plant and equipment consist of the following:

2009

	Cost	Accumulated amortization	Net book value
Land	$11,323	$—	$11,323
Facilities	953,826	224,244	729,582
Equipment	30,325	21,880	8,445

	$995,474	$246,124	$749,350

2008

	Cost	Accumulated amortization	Net book value
Land	$11,154	$—	$11,154
Facilities	980,281	195,120	785,161
Equipment	27,855	18,820	9,035

	$1,019,290	$213,940	$805,350

Facilities include cost of $94,606 (2008 - $94,606) and accumulated amortization of $25,426 (2008 - $22,889) related to facilities under capital lease or owned by consolidated variable interest entities, and $11,551 (2008 - $13,200) of construction in process. Amortization expense of facilities under capital lease was $2,537 (2008 - $2,489). In addition $5,926 (2008 - $10,458) of contributions received in aid of construction have been credited to facilities cost. Equipment includes cost of $4,096 (2008 - $3,798) and accumulated amortization of $1,857 (2008 - $1,555) related to equipment under capital lease. Amortization expense of equipment under capital lease was $302 (2008 - $241). In 2009, interest of $nil (2008 - $785) was capitalized to facilities within property, plant and equipment.

In December 2009, the APUC decided to dispose of its investments in its last remaining Landfill Gas assets and its biomass joint venture Drayton Valley Power. APUC, therefore tested these investments for recoverability using a net realizeable value valuation technique. As a result, APUC determined that these assets were impaired as at December 31, 2009 and recognized an impairment charge on property, plant and equipment of $5,354 representing the difference between the carrying value of the assets and their net realizeable values. APUC has also recorded $500 related to costs associated with decommissioning the land fill gas facilities and recorded this on the statement of operations with a corresponding increase in other long term liabilities. Both of these assets are currently reported under the Algonquin Power – Thermal Division reporting segment.

The Peel Energy-from-Waste facility experienced an unplanned outage in late January 2010 related due to a failure with second stage boiler tubes and economizer tubes some of which were scheduled for replacement as part of the 2010 capital expenditure plan. APUC intends to accelerate this replacement and simultaneously advance other planned capital maintenance which should allow the facility to make up some of the income expected to be lost during the outage.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

8.	Intangible assets

Intangible assets consist of the following:

2009

	Cost	Accumulated amortization	Net book value
Power purchase contracts	$119,533	$51,333	$68,200
Customer relationships	20,279	2,564	17,715
Licenses and agreements	696	682	14

	$140,508	$54,579	$85,929

2008

	Cost	Accumulated amortization	Net book value
Power purchase contracts	$120,900	$44,706	$76,194
Customer relationships	23,629	2,441	21,188
Licenses and agreements	696	680	16

	$145,225	$47,827	$97,398

9.	Derivative assets and derivative liabilities

The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates and interest rates (see note 26 – Financial instruments).

In 2008, the Fund entered into a fixed for floating interest rate swap in the notional amount of $100,000 related to a portion of its revolving senior credit facility. APUC has effectively fixed its interest expense on this portion of the facility at a rate of 3.24% in 2009 and 4.18% in 2010. APUC has not designated the swap as a hedge for accounting purposes. The fair value of the interest swap at December 31, 2009 was a liability of $3,260 (2008 - $5,531).

In 2005, AirSource entered into a fixed for floating interest rate swap until September 2015 in order to reduce the interest rate variability on its senior debt facility. The notional amount of the swap is equivalent to the net outstanding amount of the underlying AirSource senior debt. AirSource has effectively fixed its interest expense on its senior debt facility at 5.47%. APUC has not designated the swap as a hedge for accounting purposes. The fair value of the interest swap at December 31, 2009 was a liability of $4,966 (2008 - $11,288).

APUC has entered into foreign exchange contracts as one method to manage its exposure to the U.S. dollar as significant cash flows are generated in the U.S. APUC sells specific amounts of currencies at predetermined dates and exchange rates. Cash flows from these instruments are matched to the related anticipated operational cash flows. Contracts in place at December 31, 2009 amounted to U.S. $39,760 until 2013 at a weighted average exchange rate of $1.02. The fair value of the outstanding forward exchange contracts is a liability of $1,469 at December 31, 2009 (2008 –$16,735).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Derivative assets and derivative liabilities (continued)

The current portion of derivative liabilities is $5,775 (2008 - $8,438).

The foreign exchange contracts settle according to the following table:

	Amount		Average exchange rate
2011		26,450	1.01
2012		12,560	1.02
2013		750	1.07

	US $	39,760	$1.02

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

10.	Long-term liabilities

Long term liabilities consist of the following:

	2009	2008
Revolving credit facility: Revolving line of credit interest rate is equal to bankers acceptance or LIBOR plus 0.95%. The effective rate of interest for 2009 was 1.71% (2008 – 4.25%).	$94,000	$137,000
AirSource Senior Debt Financing: Interest rate is equal to bankers’ acceptance plus 1% and matures on October 31, 2011. Interest payments only until April 2008 and monthly interest and quarterly principal payments totaling $1,649 (2008 - $1,179). The effective rate of interest for 2009 was 1.78% (2008 – 4.55%).	70,271	71,865
Senior Debt Long Sault Rapids: Interest at rate of 10.2% repayable in blended monthly installments of $402 which commenced in February 1999 and maturing December, 2027.	40,594	41,246
Sanger Bonds: U.S. $19,200 California Pollution Control Finance Authority Variable Rate Demand Resource Recovery Revenue Bonds Series 1990A, interest payable monthly, maturing September, 2020. The variable interest rate is determined by the remarketing agent. The effective interest rate for 2009 is 1.44% (2008 – 2.16%).	20,179	23,512
Litchfield Park Service Company Bonds: 1999 and 2001 IDA Bonds. Interest rates of 5.87% and 6.71% repayable in blended semi-annual installments maturing October 2023 and October 2031. Principal payments of U.S. $240 (2008 – U.S. $230) The balance of these notes at December 31, 2009 was U.S. $4,325 and U.S. $7,983, respectively (2008 – U.S. $4,527 and U.S. $8,077).	12,936	15,436
Senior Debt Chute Ford: Interest rate of 11.6% repayable in monthly installments of $64 which commenced in February 1996 and maturing April, 2020.	4,580	4,795
Bella Vista Water Loans: Water Infrastructure Financing Authority of Arizona Interest rates of 6.26% and 6.10% repayable in monthly and quarterly installments (U.S. $15 and U.S. $4) maturing March, 2020 and December, 2017. The balance of these notes at December 31, 2009 was US$1,478 and US$102 respectively (2008 – US$1,650 and US$111).	1,707	2,125

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

10.	Long term liabilities (continued)

	2009	2008
Bonds Payable: Obligation to the City of Sanger due October 1, 2011 at interest rates varying from 5.45% to 5.55%. U.S. $445 (2008 - U.S. $650).	468	796

Other	37	50

	$244,772	$296,825
Less: current portion	(3,360)	(3,235)

	$241,412	$293,590

On January 16, 2008 the Fund renewed its combined senior secured revolving operating and acquisition credit facilities (the “Facilities”) for a three year term with its Canadian bank syndicate. The Facilities have a maturity date of January 14, 2011.

The Facilities are subject to certain covenants which can limit amounts available for borrowing including senior debt to EBITDA (as defined in the agreement). At December 31, 2009, $94,000 (2008 - $137,000) has been drawn on the facility. In addition, the availability of the revolving credit facility has been reduced for certain outstanding letters of credit in amounts totaling $33,108 (2008 - $37,508). Therefore, based on current covenant limitations, the Fund had $52,372 of undrawn committed and available bank facilities resulting in total available and committed bank facilities of $179,575 as at December 31, 2009.

The terms of the credit agreement require the Fund to pay a standby charge of 0.25% on the unused portion of the revolving credit facility and maintain certain financial covenants including debt service ratios and various leverage ratios. The facility is secured by a fixed and floating charge over all Fund entities.

Total long term debt is reported net of deferred financing costs. Each of the facility level debt is secured by the respective facility with no other recourse to APUC or the Fund. The loans have certain financial covenants, which must be maintained on a quarterly basis. Non compliance with the covenants could restrict cash distributions/dividends to the Fund and APUC from specific facilities. As at December 31, 2009 APUC and its subsidiaries were in compliance with all debt covenants.

Interest paid on the long-term liabilities was $9,446 (2008 - $16,189).

Principal payments due in the next five years and thereafter are:

2010	$3,360
2011	164,484
2012	1,567
2013	1,719
2014	1,875
Thereafter	71,767

$244,772

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Convertible Debentures

Contemporaneously with the Unit Exchange Offer, on October 27, 2009 (see note 3), holders of the Fund’s convertible debentures exchanged their convertible debentures for convertible debentures of APUC (the “New Debentures”) or for New Common Shares of APUC resulting in the Fund’s debentureholders becoming debentureholders or shareholders of APUC.

Pursuant to the CD Exchange Offer, $63,755 of the outstanding Series 1 debentures of the Fund were exchanged for new Series 1 convertible unsecured subordinated debentures of APUC in a principal amount of $66,943, and $21,209 of the current Series 1 debentures of the Fund were exchanged for 6,607,027 shares of APUC. In addition, all of the outstanding Series 2 convertible debentures of the Fund were exchanged for New Series 2 convertible unsecured subordinated debentures of APUC in a principal amount of $59,967.

Accounting treatment of the CD Exchange Offer

The terms of the CD Exchange Offer are considered a modification of the terms of the existing debentures of the Fund rather than an extinguishment since the present value of the cash flows of the liability component of both the New Series 1 and New Series 2 debentures did not change by more than 10% as compared to the terms of the original debentures exchanged. Accordingly, the consolidated balance sheet reflects the convertible debentures at their original carrying values, net of transaction costs associated with the CD Exchange Offer. These transaction costs are recorded as deferred costs and are amortized to interest expense over the remaining terms of the convertible debentures using the effective interest rate method.

Under the terms of the CD Exchange Offer, the New Series 1 convertible debentures of APUC were issued at a face value of 105% of the principle amount of the original Series 1 debentures of the Fund. The change in conversion price of the New Series 1 convertible debentures under the CD Exchange Offer resulted in the fair value of the conversion feature increasing by $1,179 as compared to the original Series 1 debentures. The change in conversion price of the New Series 2 convertible debentures under the CD Exchange Offer resulted in the fair value of the conversion feature decreasing from the original Series 2 convertible debentures carrying value of $479 to $308. The changes of $1,179 and $171 in the fair value of the conversion features on the Series 1 and Series 2 debentures are recorded as a change in the discount on debt, with an offsetting adjustment to equity. The discounts on debt are treated as additional debt issuance costs which are amortized to interest expense over the remaining terms of the convertible debentures using the effective interest rate method.

In addition, an element of the CD Exchange Offer to the Series 1 convertible debenture holders was an option to convert a portion of Series 1 convertible debentures to equity at a rate of 311.52 APUC Shares for each $1 principal amount of Series 1 convertible debentures. This induced conversion option results in an accounting debt settlement expense based on the value of the additional consideration inherent in the change in conversion ratio which is $1,252 and included in corporatization costs on the consolidated statement of operations. The CD Exchange Offer resulted in the holders of the Series 1 convertible debentures converting $21,209 of the outstanding principal balance of Series 1 convertible debentures into 6,607,027 common shares of APUC.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Convertible Debentures (continued):

The pro rata portion of existing deferred financing charges associated with the Series 1 convertible debentures of $306 is recorded as a component of the amount recorded for the common shares issued on conversion. In addition, a proportionate allocation of the total deferred transaction costs associated with the CD Exchange Offer is recorded as part of the issuance costs of the new APUC shares. APUC incurred transaction costs of $1,453 related to the CD Exchange Offer for the Series 1 convertible debentures of which $1,090 is allocated to the convertible debentures as debt issuance costs and $363 has been allocated to issuance costs related to the new APUC shares. APUC also incurred costs of $1,453 related to the CD Exchange Offer for the Series 2 convertible debentures which has been allocated to the convertible debentures as debt issuance costs.

The exchange of $63,755 of Series 1 convertible debentures that were not converted to shares, after adjustment for the 5% premium included in the CD Exchange Offer, resulted in an increase in the principal balance of the new Series 1 convertible debentures to $66,943. The increase of $3,188 is accounted for as additional debt issuance costs and is amortized to interest expense over the term of the new convertible debentures using the effective interest rate method.

On December 2, 2009, APUC issued 63,250 of convertible unsecured subordinated debentures (Series 3) at a price of $1 per debenture for gross proceeds of $63,250 and net proceeds of $60,518. The debentures are due June 30, 2017 and bear interest at 7.00% per annum, payable semi-annually in arrears on June 30 and December 31 each year. The convertible debentures are convertible into common shares of APUC at the option of the holder at a conversion price of $4.20 per common share, being a ratio of approximately 238.1 common shares per $1 principal amount of debentures. The debentures can not be redeemed by APUC on or before December 31, 2012. APUC performed an evaluation of the embedded holder option and determined that its value was $4,275 and as a result this portion of the debenture is classified as equity with the remaining amount classified as a liability. The liability component of convertible debentures increases to their face value over the term of the debentures. The offsetting charge to earnings is classified as interest expense on the Consolidated Statements of Operations.

Total interest paid on the convertible debentures in 2009 was $9,696 (2008 - $9,370).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Convertible Debentures (continued):

2009	New Series 1	New Series 2	Series 3	Total
Maturity date	2014 November 30	2016 November 30	2017 June 30
Interest rate	7.50%	6.35%	7.00%
Conversion price per share	$4.08	$6.00	$4.20

Carrying value at December 31, 2008	83,178	57,249	—	140,427
Issued pursuant to December 2, 2009 offering	—	—	63,250	63,250
Change in equity component (Note13)	(1,179)	171	(4,275)	(5,283)
Conversion to shares (Note13), net of costs	(21,209)	(33)	—	(21,242)
Deferred issue costs	(784)	(1,453)	(2,731)	(4,968)
Amortization and accretion	722	307	44	1,073

Carrying value at December 31, 2009	$60,728	$56,241	$56,288	$173,257

Face value at December 31, 2009	$66,943	$59,967	$63,250	$190,160

2008	Series 1	Series 2	Total
Maturity date	2011 July 31	2016 November 30
Interest rate	6.65%	6.20%
Conversion price per unit	$10.65	$11.00
Carrying Value, December 31, 2007	$82,616	$56,971	$139,587
Amortization and accretion	562	278	840

Carrying value at December 31, 2008	$83,178	$57,249	$140,427

Face Value at December 31, 2008	$84,964	$60,000	$144,964

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Other long-term liabilities

Other long term liabilities consist of the following:

	2009	2008
Capital Leases Obligation for equipment leases. Interest rates varying from 1.90% to 5.80%, monthly interest and principal payments with varying dates of maturity from March 2012 to February 2013	$456	$375
Advances in aid of construction	14,952	17,500
Customer deposits	2,405	3,020
Deferred water rights inducement	3,089	3,170
Other	5,351	5,795

	26,253	29,860
Less: current portion	(1,025)	(1,001)

	$25,228	$28,859

Principal payments due in the next five years and thereafter are:

2010	$1,025
2011	694
2012	107
2013	9
2014	—
Thereafter	24,418

$26,253

Interest paid on other long-term liabilities was $37 (2008 - $52).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Shareholders’ equity/Unitholders’ equity

Authorized

APUC is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the Board of Directors (the Board); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of APUC to receive pro rata the remaining property and assets of APUC; subject to the rights of any shares having priority over the common shares, of which none are outstanding.

On October 27, 2009, pursuant to the Unit Exchange Offer (see note 3), the Fund’s unitholders exchanged 100% of the outstanding trust units of the Fund for a new class of common shares (“New Common Shares”) of Algonquin Power & Utilities Corp. (“APUC”) on a one for one basis. As a result, the existing unitholders of the Fund became shareholders of APUC and the Fund became a subsidiary of APUC.

The Fund’s Declaration of Trust provides that an unlimited number of units may be issued. Each unit represents an undivided beneficial interest in any distribution from the Fund and in the net assets in the event of termination or wind-up. All units are the same class with equal rights and privileges. Trust units are redeemable at the holder’s option at amounts related to market prices at the time subject to a maximum of $250 in cash redemptions in any particular calendar month, subject to the ability of the Fund to waive the maximum and pay further amounts by way of cash. Redemptions in excess of this amount shall be paid by way of a distribution in kind of a pro rata amount of certain of the Fund’s assets, including the securities purchased by the Fund, but not to include the generating facilities.

On December 2, 2009, APUC issued 6,877,000 common shares at $3.35 per common share for gross proceeds of $23,038 before issuance costs of $1,495, (net of tax $1,002) for net proceeds of $21,533.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Shareholders’ equity/Unitholders’ equity (continued):

At a special meeting of Exchangeable Unitholders of Algonquin (AirSource) Power LP in December 2009, amendments were approved to amend the agreements related to the Exchangeable Units to allow the exchange of Exchangeable Units for common shares of APUC, as opposed to units of the Fund, and to change the definition of “Redemption Date” as set out in the Partnership Agreement. As a result of these changes, APUC exercised the compulsory acquisition provisions of the Exchangeable Units on December 31, 2009 and all of the remaining outstanding Exchangeable Units were exchanged for 532,074 common shares of APUC, as per the formula set out in the original agreements. As a result, there are no outstanding Exchangeable Units as at December 31, 2009 and consequently the non-controlling interest balance at December 31, 2009 is reduced to $nil (2008 - $12,548). The non-controlling interest of $2,737 (2008 – ($3,142)) in the statement of operations represents the allocation of earnings to the exchangeable unitholders (AirSource Power LP) for the year ended December 31, 2009 prior to the conversion of Exchangeable Units for common shares of APUC.

Shareholders equity/Unitholders’ Equity consists of the following:

	2009	2008
Balance of Trust units, beginning of period	$721,953	$691,734
Issued on conversion of Airsource exchangeable units	14,487	4,016
Conversion of convertible debentures, net of costs	21,825	—
Common Share issue, net of costs	22,026	—
Issued pursuant to Highground transaction (Note 4 (c))	—	26,203
Proceeds from liquidation of Highground assets (Note 4 (c))	983	—

Balance of Trust units, end of the period		$721,953
Balance of Shares, end of the period	$781,274
Trustee Loans (Note 17)	—	(217)
Equity component of convertible debentures (Note 11)	5,763	479

Unitholders’ equity, end of period		$722,215
Shareholders’ equity, end of period	$787,037

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Shareholders’ equity/Unitholders’ equity (continued):

Number of common shares/trust units:

	2009	2008
Trust units, beginning of period	77,574,372	73,644,356
Issued on conversion of Algonquin (AirSource) Power LP exchangeable units	2,005,721	422,873
Conversion of convertible debentures (Note 11)	6,607,027	—
Issued pursuant to Highground transaction (Note 4(c))	—	3,507,143
Issued pursuant to offering	6,877,000	—

Trust units, end of period		77,574,372
Common shares, end of period	93,064,120

14.	Income taxes

The Unit Exchange Offer (Note 3), together with changes in tax rates enacted in December 2009, resulted in APUC recognizing a future income tax asset of $60,014 and a deferred credit in relation to this asset of $49,879 as at December 31, 2009. The accounting for the deferred credit is in accordance with EIC 110 – “Accounting For Acquired Future Tax Benefits In Certain Purchase Transactions That Are Not Business Combinations”. The credit is being amortized to income tax expense in proportion to the net reduction in the future income tax asset that gave rise to the deferred credit. Current and future income taxes have been provided in respect of taxable income and temporary differences related to the Company and its subsidiaries.

The provision for income taxes in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 33% (2008 - 33.05%). The differences are as follows:

	2009	2008
Expected income tax expense / (recovery) at Canadian statutory rate	5,302	(7,228)
Increase (decrease) resulting from:
Accounting losses (income) of the Fund taxed at the unitholder level	(20,790)	4,513
Differences in tax rates in subsidiaries and changes in tax rates	(1,848)	426
Change in valuation allowances	10,688	21,239
Foreign exchange loss on intercompany items	(13,464)	(18,329)
Non deductible expenses and other	2,185	(313)

Income tax expense / (recovery)	$(17,927)	$308

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Income taxes (continued)

The tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008
Future tax assets:
Non-capital losses, investment tax credits, currently non-deductible interest expense and financing costs	$104,455	$25,355
Unrealized foreign exchange differences on US entity debt	25,138	11,674
Customer advances in aid of construction	5,393	6,768
Foreign exchange hedges and interest rate swaps	2,865	3,940

Total future tax assets	137,851	47,737

Less: Valuation allowance	(35,393)	(24,705)

Total future tax assets	102,458	23,032

Future tax liabilities:
Property, plant and equipment	(96,960)	(95,157)
Intangible assets	(8,409)	(9,861)
Other	(2,131)	(2,115)

Total future tax liabilities	(107,500)	(107,133)

Net future tax liability	$(5,042)	$(84,101)

Classified in the financial statements as:

	2009	2008
Future current income tax asset	$14,566	$—
Future non-current income tax asset Future current income tax liability	61,219 (913)	2,894 (1,191)
Future non-current income tax liability	(79,914)	(85,804)

	$(5,042)	$(84,101)

As at December 31, 2009, the Company had non capital loss carryforwards available to reduce future years taxable income, which expire as follows:

Year of expiry	Non-capital loss carryforward
2010	$19,390
2014	29,788
2015	37,487
2019	116
2020 and onwards	175,323

$262,104

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

15.	Loss/(gain) on derivative financial instruments

Loss/(gain) on derivative financial instruments consist of the following:

	2009	2008
Unrealized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$(15,682)	$25,473
Interest swaps	(7,424)	16,953

Total unrealized loss/(gain) on derivative financial instruments	$(23,106)	$42,426

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$284	$(5,077)
Interest rate swaps	5,504	399

Total realized loss/(gain) on derivative financial instruments	$5,788	$(4,678)

Loss/(gain) on derivative financial instruments	$(17,318)	$37,748

16.	Management internalization

On December 21, 2009, the Board of Directors of APUC (the “Board”) reached an agreement with APMI to internalize all management functions of the Fund which were provided by APMI. APUC acquired APMI’s interest in the management services agreement, with consideration to be paid in the form of issuance of 1,158,748 APUC shares (the “Shares”). For accounting purposes, the expense has been measured at $4,693 using a price for each share of $4.03, the adjusted closing market price on December 21 2009, the date the agreement was ratified.

In accordance with the policies of the Toronto Stock Exchange, approval of the issuance of the Shares will be sought from shareholders at the next annual general meeting.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Related party transactions

In addition to the transactions described in note 4 (c) with APMI, the following related party transactions occurred:

Up to December 21, 2009, APMI provided management services including advice and consultation concerning business planning, support, guidance and policy making and general management services. In 2009 and 2008, APMI was paid on a cost recovery basis for all costs incurred and charged $850 (2008 - $893). APMI was also entitled to an incentive fee of 25% on all distributable cash (as defined in the management agreement) generated in excess of $0.92 per trust unit. During 2009 $nil (2008 - $nil) was earned by APMI as an incentive fee.

As part of the project to re-power the Sanger facility, the Fund entered into an agreement with APMI to undertake certain construction management services on the project. APMI is entitled to a development supervision fee plus a performance based contingency fee for its construction management role on the project. During 2009, APMI was paid $nil (2008 - $23) for development supervision. During 2008, the Fund accrued $674 as the final fee owed to APMI with respect to this project. This fee has been accrued and is included in accounts payable on the consolidated balance sheet.

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a net basis. Base lease costs for 2009 were $331 (2008 - $296).

On March 10, 2008, the Company advanced $225 to the Trustees for purposes of enabling the Trustees to purchase additional Units of the Company. The loans were subject to promissory notes issued in favour of the Company which were repayable upon demand and were recorded as a reduction in Trust Units on the consolidated balance sheet. On October 22, 2009 the loans were fully repaid. During 2008 a principal repayment of $8 was made.

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Airlink. In 2004, APUC entered into an agreement and remitted $1.3 million to the affiliate as an advance against expense reimbursements (including engine utilization reserves) for APUC’s business use of the aircraft. Under the terms of this arrangement, APUC will have priority access to make use of the aircraft for a specified number of hours at a cost equal solely to the third party direct operating costs incurred when flying the aircraft. During the year, APUC incurred costs in connection with the use of the aircraft of $367 (2008 - $332) and amortization expense related to the advance against expense reimbursements of $153 (2008 - $90). At December 31, 2009, the remaining amount of the advance was $666 (2008 - $818).

Up to August 1, 2008, the Company had project debt from Highground (previously Algonquin Power Venture Fund) in the amount of $3,000 related to the St. Leon facility. Highground advanced $1,600 at a rate of 11.25% as part of the initial financing of the St. Leon facility and advanced $1,400 at a rate of 9.25% during the first quarter of 2007. These amounts have now been eliminated on the Consolidated Balance Sheet of the Company due to the acquisition of Highground (Note 4 (c)).

Up to July 31, 2008, Highground was paid $150 (2007 - $150) in interest related to debt associated with the St. Leon facility. Some of the directors and shareholders of APMI were also directors, officers and shareholders of the manager of Highground.

In accordance with the construction services agreement related to the St. Leon facility, a company controlled by APMI was paid a final payment of $134 in 2008 for construction services.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Related party transactions (continued)

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), an indirect subsidiary of APUC and the legal owner of the St. Leon facility. The holders of the Class B Units are entitled to 2.5% of the income allocations and cash distributions from St. Leon LP for a 5 year period commencing June 17, 2008 growing to a maximum of 10% by year 15. In any particular period, cash distributions to the holders of the Class B Units are only to be made after distributions have been made to the other partners, in an aggregate amount, equal to the debt service on the outstanding debt in respect of such period. The related holders of the Class B units are entitled to cash distributions of $292 for the year ended December 31, 2009 (2008 - $173).

Pursuant to the agreement entered into on June 27, 2008 between the Company, Highground and CJIG (Note 4(c)), APMI was entitled to a fee of approximately $240 from the Company. This fee was paid in 2009.

APMI is entitled to 50% of the cash flow above 15% return on investment for the BCI project pursuant to its project management contract. During 2009 and 2008, no amounts were paid under this agreement. However, APMI earned a construction supervision fee in 2008 of $100 in relation to the development of this project.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and Contingencies

(a)	Land and Water Leases

Certain of the Company’s operating entities have entered into agreements to lease either land, water rights or both that are used in the generation of electricity or to pay, in lieu of property tax, an amount based on electricity production. The terms of these leases have varying maturity dates that continue up to 2048. These payments typically have a fixed and variable component. The variable fee is generally linked to actual power production or gross revenue. APUC incurred costs of $2,823 during 2009 (2008 - $3,181) in respect of these agreements for all of its operating entities.

(b)	Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

Legislation in the Province of Quebec requires technical assessments be made of all dams within the province and remediation of any technical deficiencies identified in accordance with the assessment. APUC is in the process of conducting the assessments as required. Based on assessments to date, some of which are preliminary, APUC has estimated potential remedial measures involving capital expenditures of approximately $17,500 which may be required to comply with the legislation and which would be invested over a five year period or longer. APUC continues to explore alternatives to reduce or mitigate these potential capital expenditures, including technical alternatives and cost sharing with other stakeholders.

(c)	Commitments

An AirSource affiliate, St. Leon Wind Energy LP (“St. Leon LP”) has entered into right-of-way agreements (collectively, the “Land Rights”), with approximately 50 local landowners, providing for a minimum term of 40 years. The Land Rights agreements provide for an annual rent payable per MW-hr generated from turbines installed on the land rented, subject to a minimum payment per wind turbine. Land without wind turbines is leased at a cost on a per acre basis. The total commitment over the term of the St. Leon power purchase agreement is estimated at $3,863.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Fair Value of Financial instruments and Derivatives

The carrying amount of APUC’s cash, short term investments, accounts receivable, restricted cash, accounts payable and accrued liabilities, and distributions / dividends payable approximate fair market value.

The carrying amount of APUC’s long-term investments is dependant on the underlying operations and accordingly a fair value is based on management’s best estimate using inputs that are not based on directly observable markets.

APUC has long-term liabilities and convertible debentures at fixed interest rates and variable rates. The estimated fair value of the convertible debentures at current rates would be $198,892 (2008 - $112,494). The book value of the convertible debentures is $173,257 (2008 - $140,427). The estimated fair value of the long-term liabilities would be $247,119 (2008 - $261,328). The book value of the long-term liabilities is $244,772 (2008 - $296,825). The fair value of other long-term liabilities approximates their carrying value.

Advances in aid of construction included in other long-term liabilities (note – 1 (h)) do not bear interest and the amount to be repaid is uncertain and not determinable. The carrying value is estimated based on historical payment patterns.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value at December 31, 2009 and 2008 due to the short-term maturity of these instruments.

20.	Cash distributions and cash dividends

All cash distributions and dividends of the Company are made on a discretionary basis as determined by the Board of Directors of the Company. In 2009, the Company paid monthly cash distributions and dividends of $0.02 per unit / per share. For the year ended December 31, 2009, the Company paid cash distributions / dividends to unitholders and shareholders totaling $18,999 (2008 - $56,046) or $0.24 per unit / per share (2008 - $0.75).

Total distributions to the unitholders of the AirSource exchangeable units for 2009 were $323 (2008 - $1,709) which have been recorded as a reduction in non controlling interest on the consolidated Balance Sheet.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Non cash working capital

The change in non cash working capital is compromised of the following:

	2009	2008
Accounts receivable	$6,720	$(803)
Income tax receivable	395	(1,538)
Prepaid expenses	(1,842)	248
Accounts payable and accrued liabilities	(6,042)	7,950
Current income tax liability	(536)	(128)

	$(1,305)	$5,729

22.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year are as follows:

	2009	2008
Weighted average shares – basic	79,830,906	75,265,940
Shares issuable on conversion of AirSource exchangeable units	1,499,222	2,042,103

Weighted average shares – diluted	81,330,128	77,308,043

Shares or Trust units issuable on conversion of exchangeable units are calculated at the year end based on the weighted average exchangeable units outstanding during the year and applying the rate of exchange. The shares to be issued as a result of the management internalization and all the convertible debentures are excluded from this calculation as they are anti-dilutive.

23.	Interest, dividend and other income

Interest, dividend and other income includes the following items:

	2009	2008
Interest income	$710	$918
Dividend income	2,928	2,928
Equity income	361	373
Gain on sale of Brooklyn note	—	918
Gain on sale of land and land rights	1,451	700
Other	951	1,186

	$6,401	$7,023

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

24.	Other revenue

Other revenue consists of the following:

	2009	2008
Natural gas sales	$588	$481
Hydro mulch sales	3,260	3,832
Other	—	36

	$3,848	$4,349

25.	Segmented Information

APUC has two broad operating segments: Algonquin Power which owns and operates 42 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 400 MW of installed electrical generation capacity and Liberty Water which owns and operates 17 regulated utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois.

Within Algonquin Power there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Liberty Water provides transportation and delivery of water and wastewater in its service areas.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

25.	Segmented Information (continued)

Geographic Segments

APUC and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	2009	2008
Revenue
Canada	$82,364	$85,094
United States	104,901	128,702

	$187,265	$213,796
Property, plant and equipment
Canada	$440,490	$461,982
United States	308,860	343,368

	$749,350	$805,350
Intangible assets
Canada	$47,916	$52,513
United States	38,013	44,885

	$85,929	$97,398
Other assets
Canada	$1,250	$799
United States	2,926	1,225

	$4,176	$2,024

Revenues are attributable to the two countries based on the location of the underlying generating and utility facilities.

Operational segments

APUC’s reportable segments are Algonquin Power - Renewable Energy, Algonquin Power - Thermal Energy and Liberty Water. The development activities are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the gain on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. Interest expense is allocated to the divisions based on the project level debt related to the facilities in each division. Interest expense on the revolving credit facility and convertible debentures is reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated to operating segments in the same manner as interest expense. The operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

25.	Segmented Information (continued)

Operational Segments (continued)

Year ended December 31, 2009

	Algonquin Power			Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	$68,227	$62,209	$130,436	$—	$—	$130,436
Waste disposal fees	—	14,468	14,468	—	—	14,468
Water reclamation and distribution	—	—	—	38,513	—	38,513
Other revenue	—	3,848	3,848	—	—	3,848

Total revenue	68,227	80,525	148,752	38,513	—	187,265
Operating expenses	22,279	57,299	79,578	23,158	—	102,736

	45,948	23,226	69,174	15,355	—	84,529
Other administration costs	(243)	(169)	(412)	(226)	(10,924)	(11,562)
Foreign exchange loss	—	—	—	—	1,261	1,261
Interest expense	(6,180)	(543)	(6,723)	(1,526)	(13,138)	(21,387)
Interest, dividend and other income	1,226	3,749	4,975	1,368	58	6,401
Gain / (loss) on derivative financial instruments	2,682	(829)	1,853	343	15,122	17,318
Write down of property plant and equipment	—	(5,354)	(5,354)	—	—	(5,354)
Write down of note receivable	—	(1,103)	(1,103)	—	—	(1,103)
Amortization of property, plant and equipment	(16,934)	(13,087)	(30,021)	(8,557)	—	(38,578)
Amortization of intangible assets	(2,654)	(3,916)	(6,570)	(735)	—	(7,305)

Earnings / (loss) from operations before income taxes, non-controlling interest, and corporatization costs	23,845	1,974	25,819	6,022	(7,621)	24,220
Management internalization costs					(4,693)	(4,693)
Other corporatization costs					(3,460)	(3,460)

Net earnings / (loss) before income taxes, and non-controlling interest	23,845	1,974	25,819	6,022	(15,774)	16,067

Property, plant and equipment	$403,192	$176,171	$579,363	$169,987	$—	$749,350
Intangible assets	30,602	30,436	61,038	24,891	—	85,929
Total assets	451,936	245,582	697,518	203,444	112,451	1,013,413
Capital expenditures	1,114	3,521	4,635	6,174	107	10,916

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

25.	Segmented Information (continued)

Operational Segments (continued)

Year ended December 31, 2008

	Algonquin Power			Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	$75,549	$82,959	$158,508	$—	$—	$158,508
Waste disposal fees	—	15,706	15,706	—	—	15,706
Water reclamation and distribution	—	—	—	35,233	—	35,233
Other revenue	—	4,349	4,349	—	—	4,349

Total revenue	75,549	103,014	178,563	35,233	—	213,796
Operating expenses	22,015	77,221	99,236	21,243	—	120,479

	53,534	25,793	79,327	13,990	—	93,317
Other administration costs	(482)	(141)	(623)	(284)	(9,405)	(10,312)
Foreign exchange loss	—	—	—	—	(4,018)	(4,018)
Interest expense	(8,420)	(974)	(9,394)	(1,045)	(15,849)	(26,288)
Interest, dividend and other income	1,477	3,665	5,142	102	1,779	7,023
Gain / (loss) on derivative financial instruments	(11,869)	1,595	(10,274)	3,482	(30,956)	(37,748)
Amortization of property, plant and equipment	(16,481)	(13,269)	(29,750)	(6,791)	—	(36,541)
Amortization of intangible assets	(2,617)	(3,934)	(6,551)	(754)	—	(7,305)

Net earnings / (loss) before income taxes, and non-controlling interest	15,142	12,735	27,877	8,700	(58,449)	(21,872)

Property, plant and equipment	$418,899	$190,387	$609,286	$196,064	$—	$805,350
Intangible assets	33,256	34,353	67,608	29,790	—	97,398
Total assets	473,554	265,631	739,185	233,883	5,062	978,515
Capital expenditures	2,275	8,442	10,717	34,587	257	45,561
Acquisition of operating entities	7,149	—	7,149	1,125	—	8,274

All energy sales are earned from contracts with large public utilities. The following utilities contributed more than 10% of these total revenues in either 2009 or 2008: Hydro Québec 17% (2008 - 14%), Pacific Gas and Electric 12% (2008 - 14%), Manitoba Hydro 15% (2008 – 15%), and Connecticut Light and Power 18% (2008 - 22%). The Company has mitigated its credit risk to the extent possible by selling energy to these large utilities in various North American locations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

26.	Financial instruments

a)	Risk Management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company limits its exposure to credit risk with respect to cash equivalents by maintaining minimal cash balances and ensuring available cash is deposited with its senior lenders in Canada all of which have a credit rating of A or better. The Company does not consider the risk associated with accounts receivable to be significant as over 80% of revenue from Power Generation is earned from large utility customers having a credit rating of BBB or better, and revenue is generally invoiced and collected within 45 days.

The remaining revenue is primarily earned by the Utility Services business unit which consists of regulated water and wastewater utilities in the United States. In this regard, the credit risk related to Utility Services accounts receivable balances of US$2,934 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

26.	Financial instruments (continued)

As at December 31, 2009 the Company’s exposure to credit risk for these financial instruments was as follows:

	December 31, 2009
	Canadian $	US $
Cash and cash equivalents	2,548	236
Short term investments	29,500	10,000
Accounts receivable	10,969	9,175
Allowance for Doubtful Accounts	—	(128)

	$43,017	$19,283

There are no material past due amounts in accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As at December 31, 2009, in addition to cash on hand of $2,796 the Company had $52,372 available to be drawn on its senior debt facility and $40.0 million in short term investments available to complete the acquisition of three hydroelectric generating assets located in New Brunswick and Maine. The senior credit facility contains covenants which may limit amounts available to be drawn.

	Total	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years
Long term debt obligations	$244,772	$3,360	$166,051	$3,594	$71,767
Convertible Debentures	190,160	—	—	66,943	123,217
Accounts Payable	33,219	33,219	—	—	—
Interest on long term debt obligations	157,705	21,685	38,555	39,723	57,742
Derivative financial instruments:
Currency Forwards	1,469	—	1,475	(6)	—
Interest Rate Swaps	8,226	5,775	2,025	417	9
Lease Payments	456	145	302	5	4
Other obligations	10,143	515	1,025	1,025	7,578

Total obligations	$646,150	64,699	209,433	111,701	260,317

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

26.	Financial instruments (continued)

Foreign Currency Risk

The Company uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from these operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts. Based on the fair value of the forward contracts using the exchange rates as at December 31, 2009, the exercise of these forward contracts will result in the use of $1,084 in fiscal 2011 and result in the use of $385 in cash for the remainder of the hedged period beyond 2011. Assuming a decrease in the strength of the US dollar relative to the Canadian dollar of $0.05 at December 31, 2009 with a corresponding change in the forward yield curve, the fair value of the outstanding forward exchange contracts would increase by $3,976, increasing the expected cash generated during fiscal 2011 by $2,645, and $1,331 for the remainder of the hedged period beyond 2011.

As at December 31, 2009, APUC had US$39,760 in outstanding foreign exchange forward contracts with an average rate of $1.02 and having a fair value liability of $1,469.

The Company has performed sensitivity analysis on its U.S. dollar denominated financial instruments which consist principally of cash US$236, short term investments of US$10,000, net negative U.S. dollar working capital of $2,663 and long-term debt in integrated foreign operations of US$19,645 at December 31, 2009, to determine how a change in the U.S. dollar exchange rate would impact net earnings. As at December 31, 2009, the Company determined that a 5% change in the Canadian dollar against the U.S. dollar, assuming that all other variables, including interest rates, had remained the same, would have resulted in a $604 change in the Company’s net earnings as at December 31, 2009.

Interest Rate Risk

The Company is exposed to interest rate fluctuations related to certain of its debt obligations, including certain project specific debt and its revolving credit facility as well as interest earned on its cash on hand. The Company has performed sensitivity analysis on interest rate risk at December 31, 2009 to determine how a change in interest rates would impact equity and net earnings:

•

The Company’s senior debt facility has a balance of $94,000 as at December 31, 2009. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest expense by $940 during the twelve months ended December 31, 2009. Although this underlying debt with the project lenders carries a variable rate of interest tied to Canadian Bank’s prime rate, the Company has entered into a fixed for floating interest rate swap related to $100,000 of this debt between June 30, 2008 and December 2010. At December 31, 2009, the fair value of the interest rate swap was a net $3,260 liability. This swap arrangement requires the payment of a fixed rate of interest by the Company in exchange for receipt of a variable rate of interest. These payments form part of the gain or loss on financial instruments on the Consolidated Statements of Operations which reduces volatility in the interest expense on this debt facility through a partial offset for changes to interest expense as a result of market rate fluctuations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

26.	Financial instruments (continued)

•

The Airsource project debt at the St. Leon facility has a balance of $70,271 as at December 31, 2009. Assuming the current level of borrowings, a 1% change in the variable rate charged would have impacted interest expense by $705 during the twelve months ended December 31, 2009. At December 31, 2009, the fair value of the interest rate swap was a net $4,966 liability. Although this underlying debt with the project lenders carries a variable rate of interest tied to Canadian Bank’s prime rate, the Company has entered into a fixed for floating interest rate swap related to this debt until September 2015. This swap arrangement requires the payment of a fixed rate of interest by the Company in exchange for receipt of a variable rate of interest that mirrors the underlying debt’s interest payment schedule. These payments form part of the gain or loss on financial instruments on the Statement of Earnings which effectively minimizes volatility in the interest expense on this debt facility through an offset for any change to interest expense as a result of market rate fluctuations.

•

The Company’s project debt at the Sanger facility has a balance of U.S. $19,200 as at December 31, 2009. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest expense by $192 during the twelve months ended December 31, 2009. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The following table shows derivative liabilities measured at fair value as of December 31, 2009 on the Company’s balance sheet, and the input categories associated with these liabilities:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at December 31
Interest rate SWAP – St Leon	$—	$4,966	$—	$4,966
Interest rate SWAP – revolving credit facility	—	3,260	—	3,260
Foreign exchange hedges	—	1,469	—	1,469

	$—	$9,695	$—	$9,695

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(in thousands of Canadian dollars except as noted and amounts per share)

27.	Capital disclosures

The Company views its capital structure in terms of its debt levels, both at a project and an overall company level, in conjunction with its equity balances.

The Company’s objectives when managing capital are:

•	To maintain appropriate debt and equity levels in conjunction with standard industry practices and to limit financial constraints on the use of capital.

•	To ensure capital is available to finance capital expenditures sufficient to maintain existing assets.

•	To ensure generation of cash is sufficient to fund sustainable distributions to Unitholders as well as meet current tax and internal capital requirements.

•	To maintain sufficient cash reserves on hand to ensure sustainable dividends made to shareholders.

•	To have proper credit facilities available for ongoing investment in growth and investment in development opportunities.

The Company monitors its cash position on a regular basis to ensure funds are available to meet current operating as well as capital expenditures. In addition, the Company regularly reviews its capital structure to ensure its individual business units are using a capital structure which is appropriate for their respective industries.

28.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.